# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RISKIFIED LTD., CIK 0001851112
CUSIP: M8216R109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 220 5TH AVENUE, 2ND FLOOR, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001907735

## Reporting persons
- Gal Eido: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 13,707,781; shared voting power 0; sole dispositive power 13,707,781; shared dispositive power 0; aggregate amount beneficially owned 13,707,781 (11.3% of the class)
  Comment: The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of September 30, 2026, based upon 112,550,023 Class A Ordinary Shares outstanding as of September 30, 2026. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held of record by the Reporting Person into Class A Ordinary Shares within 60 days of September 30, 2026.
  
  The Reporting Person is the beneficial owner of 13,707,781 Class A Ordinary Shares, which consists of (i) 4,532,293 Class A Ordinary Shares, (ii) 62,188 shares of Class A Ordinary Shares underlying restricted stock units that vest on or prior to November 29, 2026, and (iii) 9,113,300 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer that are convertible, at his election, on or prior to November 29, 2026.

## Item 1. Issuer
Name of issuer: RISKIFIED LTD.
Address of issuer's principal executive offices: 220 5TH AVENUE, 2ND FLOOR, NEW YORK, NEW YORK, 10001.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Eido Gal (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, NY 10001.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,707,781
Percent of class: 11.3%
Sole power to vote or to direct the vote: 13,707,781
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,707,781
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gal Eido: /s/ Eido Gal, Eido Gal, Self (10/15/2026)